FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Invitation to Special Stockholders' Meeting

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of Registrant's Name into English)

Amsinckstrasse 57
D-20097 Hamburg
Federal Republic of Germany
(011) 49-40-23708-2
(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Invitation to Special Stockholders’ Meeting

INTERSHOP Communications Aktiengesellschaft

- Securities Identification Code 622 700 –

We herewith invite the stockholders of our Company to

attend the Special Stockholders’ Meeting which shall take place on Wednesday, 30 October 2002

at 11:00 a. m. at the CCH Convention Center Hamburg

Am Dammtor / Marseillerstraße

20355 Hamburg

Germany

Agenda

1. Notification of the board of management pursuant to art. 92 sect. 1 AktG that losses of an amount exceeding 50% of the share capital of the company have occurred.

2. Resolution on a simplified capital decrease with the purpose of a compensation of value depreciations, covering of losses, the forming of new additional paid in capital (APIC), and the adjustment of the Company’s articles of association.

The board of management and the supervisory board suggest to resolve as follows:

a) The share capital of the company of € 96,532,000.00 consisting of 96,532,000 no-par value bearer shares, will be decreased by an amount of € 77,225,600.00 to € 19,306,400.00. The capital decrease is to be carried out pursuant to the provisions about a simplified capital decrease (artt. 229 et seq. of the Stock Corporation Act) in order to compensate value depreciations and to cover further losses for an aggregate amount of € 75,294,960.00 and in order to form a new, previously dissolved additional-paid-in-capital (APIC) of € 1,930,640.00 by way of a 5:1 reverse stock split. The board of management is hereby authorized to provide for details of the execution of this resolution with the consent of the supervisory board.

b) In adaptation of the afore-mentioned resolution, art. 4 sec. 1 of the Company’s articles of association will be reworded upon effectiveness of the capital decrease as follows:

“1. The share capital of the company amounts to € 19,306,400.00 (in words: nineteen million three hundred six thousand four hundred euros) and is divided into 19,306,400 no-par bearer shares.”

3. Resolution about an adaptation of the Articles of Association to the Transparency and Publicity Act

In view of the changes of the German Stock Corporation Act (Aktiengesetz) by the Act for a further reform of the Stock Corporation and Balance Sheet Act regarding to Transparency and Publicity (Transparency and Publicity Act, (Transparenz- und Publizitätsgesetz), which has been enacted on 19 July 2002, the board of management and the supervisory board suggest to resolve as follows:

a) Art. 16 of the Articles of Association will be amended by sect. 4 and 5 as follows:

“4. The stockholders’meeting can be transmitted in picture and tone.

5. Members of the supervisory board who have their regular residence outside of the Federal Republic of Germany and/or which are prevented from attendance for health reasons, can attend the supervisory board meeting by way of picture and tone transmission if and to the extent their attendance is not appropriate and the transmission in both directions is secured.”

b) Art. 16 of the Articles of Association will be amended by sect. 3 by the following sent. 5:

“ During the stockholders’meeting until the passing of a resolution, representatives can be directed by the stockholders represented by them by means of e-mail with digital signature or by any other technical authenticity proof to be determined by the Company.”

c) Furthermore, Art. 13 sect. 2 of the Articles of Association will be amended by the following sent. 2:

“ To the extent the Company retains a directors and officers insurance (D& O insurance) for its organs and managing employees of the company or of affiliate companies and such insurance coverage also relates to the members of the supervisory board, the Company will bear the insurance premium of such D& O insurance. The Company will agree on the D& O insurance only at market conditions with an adequate retention.”

Participation in the stockholders’meeting

Those stockholders are entitled to participate in the stockholders’meeting and to exercise their voting rights who have deposited their shares pursuant to art. 16 of the articles of association in its current version by 23 October 2002 at the latest with the Company, with a German notary, with a Securities Bank being authorized to deposit the shares or with one of the following banks which will have their shares held deposited there until the end of the stockholders’meeting:

Commerzbank AG

Bank J. Vontobel & Co AG

Credit Suisse First Boston AG

In case of a deposit of shares with a German notary or a Securities Bank, the certificate of such deposits is to be filed with the Company

Intershop Communications AG

Investor Relations

Amsinckstrasse 57

20097 Hamburg

one day after expiration of the deposit period on 24 October 2002.

The shares are also validly deposited if, with consent of one of the above-mentioned deposit locations, the shares are held blocked from trading by any other bank until the end of the stockholders’meeting.

The entrance cards issued due to a deposit of shares will serve as a proof for the exercise of the voting right. The exercise of the voting right can also be taken care of by an agent authorized in writing, or an association of stockholders.

Hamburg/Jena, September 2002

INTERSHOP Communications Aktiengesellschaft

The Board of Management
Intershop Communications AG, Investor Relations,
Amsinckstrasse 57, 20097 Hamburg

Telefon: (040) 23709-0

Telefax: (040) 23709-116

E-Mail: Investorrelations@intershop.de

Internet: http://www.intershop.de

This English translation is provided for information purposes only, and only the German original is authoritative. If you require the German original, please contact Investor Relations at above phone number.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: October 9, 2002	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)